United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of October, 2013

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Cavazos Morales

___________________________
Raul Cavazos Morales
Chief Financial Officer.
Date: October 30th, 2013

IR Contact Information: ir@GRUMA.com (52) 81 8399-3349
San Pedro Garza Garcia, N.L., Mexico, October 30, 2013	www.gruma.com

RELEASE REGARDING THE RESOLUTION ISSUED BY THE MEXICAN

    NATIONAL BANKING AND SECURITIES COMMISSION WITH RESPECT

TO THE ADMINISTRATIVE PROCEEDING

San Pedro Garza Garcia, N.L., Mexico, October 30, 2013. Following up to the information that GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) timely reported to public through its annual reports with respect to the investigation initiated by the Surveillance Office of the Comision Nacional Bancaria y de Valores (the Mexican National Banking and Securities Commission, or CNBV) on December 8, 2009, regarding the disclosure of material events reported through the Mexican Stock Exchange by GRUMA, during the end of 2008 and throughout 2009, and the administrative proceeding that on August 12, 2011 resulted from such investigation, GRUMA announces that yesterday it was notified by the CNBV of its resolution within the referred administrative proceeding, due to alleged infringements to the applicable law.

In virtue of the referred resolution, the CNBV has imposed GRUMA a fine equivalent to $4'154,610.00 (four million one hundred and fifty four thousand six hundred and ten pesos 00/100 Mx. Cy.), same which shall be paid within fifteen business days following the date on which the notification of such resolution becomes effective.

GRUMA will comply with its obligation and pay the ordered fine within the referred time period and therefore, the proceeding initiated by the CNBV on August of 2011 will be concluded.

Founded in 1949, GRUMA, S.A.B. de C.V., is one of the world's leading corn flour and tortilla producers. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Central America, Europe, Asia, and Oceania and exports to more than 100 countries worldwide. GRUMA is headquartered in San Pedro Garza Garcia, Mexico, and has approximately 20,000 employees and 85 plants. In 2012, GRUMA had net sales of US$4.9 billion, of which 65% came from non-Mexican operations. For further information please visit www.gruma.com.